Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 20, 2013

Date:	February 20, 2013

To:	All Office Depot Associates

From:	Neil Austrian, Chairman and CEO

Re:	Signing of Definitive Merger Agreement with OfficeMax

Earlier this morning, Office Depot and OfficeMax announced the signing of a definitive merger agreement that would bring together two of our industry’s leading brands to create a stronger, more efficient global provider of office products, services and solutions.

I wanted to share with you my excitement about the transaction as well as provide some additional context around today’s announcement.

I believe I speak for both our Board of Directors and our Executive Committee when I say that, for both Office Depot and OfficeMax, this is the right opportunity at the right time. Most of you have seen firsthand the changes that are impacting our industry and what that means for our business.

We are confident that this merger will serve as a foundation for delivering value to all stakeholders, as we strive to build a more competitive and efficient enterprise in a rapidly changing industry. We believe that as a combined company we will be even better positioned to meet the evolving needs of customers, offer new opportunities for our associates, become a more attractive partner to our vendors, and increase shareholder value.

Office Depot and OfficeMax are an excellent strategic fit. We share a similar vision and culture, and we will greatly benefit from drawing on the industry’s most talented people, combining our best practices, and realizing significant savings by operating as one company.

The transaction is expected to close by the end of 2013 and, during this time, a number of important decisions will be made. The Boards of both companies will initiate a search for a CEO of the combined company. Both incumbent CEOs, as well as external candidates, will be considered in the search process. I will remain Chairman and CEO of Office Depot and Ravi Saligram will remain President and CEO of OfficeMax through the completion of the CEO search. The rest of the management team will also be appointed, including experienced leaders from both companies. The combined company’s name, marketing brands and corporate headquarters location are expected to be determined following the appointment of a CEO.

Until the transaction is completed, both Office Depot and OfficeMax will operate as separate companies. Therefore, it is imperative that we continue to execute our strategic and operating plans and not lose focus on taking care of both our internal and external customers.

We understand that going through a change like this can be challenging, and we are committed to keeping you updated throughout this process. Our senior leadership team will be meeting with you regularly to provide information, answer questions, and gather feedback.

I invite you to take part in both the live webcast for the investment community, this morning at 10:00 am eastern time, as well as a special Town Hall meeting that I will be hosting at headquarters this afternoon at 4:30 pm eastern time. For those of you not at headquarters or unable to attend, we will be providing a video recap of the Town Hall. I am interested in hearing your feedback and hope that you will contact me with questions.

This merger represents a new beginning for our two companies as it will allow us to build a more competitive enterprise for the long term.

On behalf of the entire management team, I thank you for your continued hard work and dedication to Office Depot.

Office Depot and OfficeMax are hosting a live, joint webcast for the investment community at 10:00 am eastern time today. Headquarters associates are invited to listen to the webcast from our auditorium beginning at 9:45 am. Associates in the field can visit our Investor Relations website to find the link to log on to the webcast.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

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